

Mail Stop 7010

September 18, 2007

via U.S. mail and facsimile

Howard N. Feist III, Chief Financial Officer
Congoleum Corporation
3500 Quakerbridge Road
PO Box 3127
Mercerville, NJ 08619-0127

> **RE:** **Congoleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-13612**

Dear Mr. Feist:

We have reviewed your response letter dated August 27, 2007, and appreciate the additional information you have provided us concerning the accounting for your asbestos-related claims. We have additional observations and comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 17 Asbestos Liabilities, page 70

Prior Comment No. 1.
1. Please clarify your accounting for your asbestos related assets and liabilities. You state that as of December 31, 2001, you recorded a liability of $53.3 million, and an insurance asset "based upon this liability estimate and an estimate if the portion that would be allocable to insolvent carriers, of $45.3 million". If this is so, it would appear that your probable asset would be only $8 million. It is also unclear how you would have another $35.5 million to offset against the $53.3 million liability. Similarly, please clarify 2000. We request that you provide easy to understand tables with narrative footnotes so that this issue is easier to understand. Also please address why you appear to have recorded receivables from insolvent carriers in 2001.

Prior Comment No. 3

2. We note that you do not believe that your liability for claims settled under the Claimant agreement is contingent upon final approval of a plan of reorganization. We also note that a recent judicial ruling noted that participants in the agreement can only look to the assets of the Trust and the release granted was not conditioned upon the creation of a Trust, funding of the Trust or final approval of a plan of reorganization. Help us better understand this view. Please identify and describe the specific ruling and provide appropriate excerpts, or a copy of the ruling.

    You state that the ruling noted that participants *can only look to the Trust*, but also said that the release was not conditioned on the *creation of a Trust*. This appears inconsistent. Further, considering that the Claimant agreement was executed contemporaneously with the Collateral Trust and Security agreements, it is unclear how you believe that the Claimant agreement could be effected in the complete absence of a Trust.

    In other words confirm to us, that if no trust is ever created, and you were to withdraw your plan of bankruptcy, you have formed (or obtained) the legal opinion that the Claimant agreement (although not completely adhered to on your part, because you failed to form a Trust) would be fully enforceable under law. Explain to us the mechanism under which you would settle such claims in the absence of the Trust and/or bankruptcy protection.

    Further in this next response, please provide us with a comprehensive explanation of your legal reasoning regarding this position. Provide direct reference to the appropriate sections and give analysis of the agreement, including legal precedent to explain to us exactly why the release granted was not conditioned upon the creation of a Trust, funding of the Trust or final approval of a plan of reorganization.

Prior Comment No. 4

3. In our prior letter we asked why, with reasonable due diligence, claims by claimants not determined under the claimant agreement and unasserted future claims, could not be reasonably estimated. Although we recognize that such estimates are complex and not routine, they are also not uncommon. We would assume that a reasonable estimate could establish a range of loss, the minimum of which would not be zero. In your response you only provide reference to expert witness estimates.

    We reiterate our question. Please tell us why, as you have in the past, you believe you are unable to develop a reasonable estimate for claims by claimants not determined under the claimant agreement and unasserted future claims.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant